Exhibit 99.1

After the transactions reported in this Form 4, the amounts of Class A Common Stock and Class B Common Stock beneficially owned by:

(a) LAL Family Partners L.P. ("LALFP") is 45,329,842 shares of Class B Common Stock held directly. LALFP owns no shares of Class A Common Stock.

(b) LAL Family Corporation ("LALFC") is 45,329,842 shares of Class B Common Stock held indirectly as the general partner of LALFP.
LALFC owns no shares of Class A Common Stock.

(c) the LAL 2008 Marital Trust is 45,329,842 shares of Class B Common Stock held indirectly as the majority stockholder of LALFC, which is the sole general partner of LALFP. The LAL 2008 Marital Trust disclaims beneficial ownership of these shares to the extent that it does not have a pecuniary interest in such securities.